

May 25, 2006

Mr. Timothy Brog
President
Pembridge Capital Management LLC
370 Lexington Avenue, 19th Floor
New York, New York 10017

> **Re:** **The Topps Company, Inc. (the "Company")**
> **PREC14A filed May 18, 2006**
> **Additional Soliciting Materials filed May 16, 18, 19 and 22, 2006**
> **by Pembridge Value Opportunity Fund, LP, *et al***
> **File No. 0-15817**
>
> **Schedule 13D filed May 19, 2006**
> **by Pembridge Value Opportunity Fund, LP, *et al***
> **File No. 5-38528**

Dear Mr. Brog:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements, and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14A

1. We understand the reasons why the proxy statement does not include a time, date, location or record date for the annual meeting. Advise us whether you intend to wait for the company to provide this required information before mailing their proxy statement. If you expect to mail your proxy materials prior to the receipt of this information, please advise us how you intend to update your disclosure or

disseminate any supplemental proxy materials. We believe that reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate.

Reasons for our Solicitation, page 8

2.   We note your statement that the Company "has incorrectly interpreted the nature of the Committee's precatory, non-binding stockholder proposals . . . [w]e feel that such a response to our valid, non-binding stockholder proposals is an attempt by the Company to use its interpretation of our language to avoid accountability to its stockholders and demonstrates a continuing effort by the Topps Board and management to disenfranchise stockholders." Avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis. Please provide the staff a copy of your April 25th notification letter and support for your position that your proposals, as conveyed to the company, were precatory in nature. In that regard, your press release dated April 26th and filed under the cover of DFAN14A states that your proposals, if approved "Eliminate the classification of the Board of Directors and permit stockholders to remove directors." Your categorization of the proposal makes it appear non-precatory in nature.

The Board of Directors has overseen a Deterioration of the Operating Results of the Company, page 8

3.   We note your consistent comparison throughout this proxy statement and your additional soliciting materials between current results and 2002 results. It appears to the staff that the operational results of the Company in 2001 and 2002 are atypical due to the short-lived popularity of a single product line. Here and in each place in your disclosure where you make comparisons to 2002 results, provide disclosure explaining why you believe 2002 to be an appropriate year for purposes of comparison.

In fact, the Company has been so poorly managed . . ., page 8

4.   Please revise to clarify what is meant by consistent profitability. The company appears to have recognized a profit in every year for the last ten years except 1998.

Excessive Compensation to Management, page 9

5.   We note that the header of this section refers to "compensation" of management while your disclosure on the comparability of the "salary" of Mr. Shorin to the chief executives of Kraft, Hershey and Wrigley. Please expand your disclosure to discuss total compensation. In the alternative, please expand your disclosure to explain your

May 25, 2006
Page 3

limitation to salary and explain why you are not discussing total compensation.

The Topps Board: Lack of accountability . . ., page 10

6.   Disclose that commentators and corporate governance experts disagree on the propriety and utility of the provisions you object to, and discuss the fact that such provisions may nevertheless be aligned with security holder interest. Provide comparable disclosure in your discussion of proposal two on page 18.

7.   Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. For example, please provide support for your statements that there have been "poor allocations of capital by management" and a "series of operational missteps."

8.   Please expand your disclosure to explain to what "new bylaws or amended bylaws" you refer.

Topps Full Value Committee is committed . . ., page 11

9.   We note the statement that "both Pembridge Value and Crescendo Partners II each own significantly more shares than any other director, except for one." Revise to clarify that of the company directors each own more shares than any of your director-nominees. In that regard, we note that two of your nominees own no shares of the company and that Mr. Brog has specifically disclaimed beneficial ownership of the shares attributable to Pembridge.

Current Board of Directors is trying to frustrate . . ., page 12

10.   Avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis. Provide support for the claim that the Topps' "postponement of the Record Date and Annual Meeting date is yet another step taken by the Topps Board as part of an overall pattern designed to manipulate the voting process and disenfranchise its stockholders from electing the Committee's director nominees."

Election of Directors, page 15

11.   We note your statement that "since the Committee is a significant stockholder of the Company, the interests of our Nominees are aligned with all stockholders." Please expand your disclosure to explain the relevance of Committee stockholdings. The nominees, if elected, will have a fiduciary duty to Topps and its Shareholders, but it is not clear what duties, if any, they will owe to Pembridge or Crescendo, or why Pembridge and Crescendo's stockholdings should be attributed to the nominees in the

manner suggested. If the nominees do owe a separate duty to either Pembridge or Crescendo, this implies a conflict, rather than an alignment, of interests.

12.   We note your reference to "the Committee's value enhancing plans for Topps." Please disclose the exact nature of any such plans. If no specific plans exist, please include disclosure to that affect.

DFAN14A filed May 18, 2006

13.   Avoid issuing statements in your proxy materials that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. In that regard, please explain the basis for Mr. Rosenfeld's statements that Topps' initial response to the nomination was "personal attacks."

DFAN14A filed May 19, 2006

14.   We note that this filing contains several news articles containing quotes of members of your committee. Except for the most recent article, all of the articles are several weeks old. Pursuant to Rule 14a-12(b), however, these communications must also be filed on the date of first use.   Please explain why the board did not file these soliciting materials when required.

15.   Disclose or supplementally explain the basis for Mr. Brog's statement that "shareholders were very disappointed when Topps failed to sell their confectionary business last year."

16.   Disclose or supplementally explain the basis for Mr. Brog's statement that the company has made "an inexcusable misuse of its balance sheet."

Schedule 13D filed May 19, 2006

17.   Please immediately amend your Schedule 13D to include the May 1 letter agreement and May 19 joint filing agreement.

* * * *

        As appropriate, please amend your materials in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and
Acquisitions